[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

September 13, 2017

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust V
File Nos. 333-138592 and 811-21979

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on August 17, 2017, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust V (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 21, 2017, which relates to Nuveen Preferred Securities and Income Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

GENERAL COMMENT

COMMENT 1

Please update the Fund’s name on EDGAR.

RESPONSE TO COMMENT 1

The Fund’s name has been updated on EDGAR and the next filing will have the revised name.

PROSPECTUS

COMMENT 2 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

Under the “Contingent Capital Securities” disclosure, please disclose that contingent capital securities are not preferred securities.

RESPONSE TO COMMENT 2

In response to this comment, the following has been added as the second sentence of this section: “CoCos are not preferred securities.”

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 3 — INVESTMENT RESTRICTIONS

In the second to last sentence of the fifth paragraph of this section, please change “industry concentration” to “investments.”

RESPONSE TO COMMENT 3

In response to this comment, the sentence has been revised to state: “To the extent the Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with the limitation set forth in number (7) above, to the extent the Fund has sufficient information about such investments.”

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren